FORM 51-102F3

MATERIAL CHANGE REPORT
NATIONAL INSTRUMENT 51-102

ITEM 1 Name and Address of Company

Hudbay Minerals Inc. ("Hudbay")
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

ITEM 2 Date of Material Change

March 1, 2026

ITEM 3 News Release

On March 2, 2026, a joint news release relating to the material change referred to herein was issued through Globe Newswire and filed on the System for Electronic Document Analysis and Retrieval+ ("SEDAR+") under the profile of Hudbay at www.sedarplus.ca.

ITEM 4 Summary of Material Change

On March 1, 2026, Hudbay entered into a definitive arrangement agreement (the "Arrangement Agreement") with Arizona Sonoran Copper Company Inc. ("ASCU"), which provides for the acquisition by Hudbay of all the issued and outstanding common shares of ASCU (each, an "ASCU Share") not already owned by Hudbay, pursuant to a court-approved plan of arrangement (the "Arrangement") under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the "BCBCA") for consideration of 0.242 common shares of Hudbay (each, a "Hudbay Share") for each ASCU Share. Immediately following the completion of the Arrangement, ASCU will be a wholly-owned subsidiary of Hudbay, the ASCU Shares will be delisted from the Toronto Stock Exchange (the "TSX") and ASCU will apply to cease to be a reporting issuer under the securities legislation of each applicable province and territory of Canada. Following closing, the Hudbay Shares will continue to be listed and posted for trading on the TSX and the New York Stock Exchange (the "NYSE").

ITEM 5 Full Description of Material Change

The Arrangement

On March 1, 2026, Hudbay entered into the Arrangement Agreement with ASCU, which provides for the acquisition by Hudbay of all of the issued and outstanding ASCU Shares not already owned by Hudbay pursuant to a court-approved plan of arrangement under Part 9, Division 5 of the BCBCA. On the terms and subject to the conditions set forth in the Arrangement Agreement, at the effective time of the Arrangement (the "Effective Time"), each ASCU Share will be transferred and assigned to Hudbay in exchange for 0.242 Hudbay Shares. Outstanding equity incentive awards of ASCU will be settled in cash and Hudbay Shares, as applicable, in accordance with the terms of the Arrangement.

As of the date of the Arrangement Agreement, Hudbay owned 20,844,771 ASCU Shares, representing approximately 9.99% of the outstanding ASCU Shares. Immediately following completion of the Arrangement, existing holders of Hudbay Shares and existing holders of ASCU Shares ("ASCU Shareholders") are expected to own approximately 89% and 11% of the then-issued and outstanding Hudbay Shares, respectively, in each case based on the number of Hudbay Shares and ASCU Shares issued and outstanding as of the date of the Arrangement Agreement. The consideration represents approximately C$9.35 per ASCU Share and a US$1,480 million equity value of ASCU based on the closing price of the Hudbay Shares on the TSX on February 27, 2026, being the final trading day prior to the date of the Arrangement Agreement.

The Arrangement Agreement also provides for customary deal protection provisions, including a non-solicitation covenant on the part of ASCU subject to customary "fiduciary out" rights for ASCU, a right for Hudbay to match any Superior Proposal (as defined in the Arrangement Agreement), as well as a termination fee payable by ASCU under certain circumstances.

The issuance of Hudbay Shares as consideration pursuant to the Arrangement requires the approval of: (a) at least 66⅔% of the votes cast by ASCU Shareholders; (b) at least 66⅔% of the votes cast by ASCU Shareholders and securityholders voting together as a single class; and (c) a simple majority of the votes cast by ASCU Shareholders, excluding certain persons required to be excluded in accordance with Multilateral Instrument 61-101  - Protection of Minority Security Holders in Special Transactions (collectively, the "ASCU Securityholder Approval"), in each case, at a special meeting (the "ASCU Meeting").

Conditions to Completion of the Arrangement

The Arrangement is subject to a number of customary conditions, including, among others: (a) the ASCU Securityholder Approval; (b) certain U.S. and Canadian regulatory approvals; (c) the approval of the Arrangement by the Supreme Court of British Columbia (the "Court"); (d) the approval for listing of the Hudbay Shares to be issued as consideration pursuant to the Arrangement on the NYSE (subject only to official notice of issuance) and the TSX (subject only to customary conditions); and (e) ASCU Shareholders not having validly exercised dissent rights in connection with the Arrangement with respect to more than 5% of the issued and outstanding ASCU Shares.

Support and Voting Agreements

In connection with the Arrangement, the directors and senior officers of ASCU owning in aggregate approximately 1.1% of the ASCU Shares have entered into support and voting agreements with Hudbay (the "Support and Voting Agreements"), pursuant to which they have agreed, among other things, to vote all the securities they own or control in favour of the Arrangement.

ASCU Meeting, Timing and Effects of the Arrangement

Further information regarding the Arrangement will be contained in an information circular (the "Circular") to be mailed by ASCU to its securityholders in connection with the ASCU Meeting, which is expected to be held in May 2026.

Subject to the receipt of all necessary regulatory approvals, the Arrangement is expected to be completed in the second quarter of 2026.

Following completion of the Arrangement, the ASCU Shares will be delisted from the TSX and ASCU will apply to cease to be a reporting issuer under the securities legislation of each applicable province and territory of Canada. The Hudbay Shares will continue to be listed and posted for trading on the TSX and the NYSE.

Disclaimer

The foregoing description of the Arrangement, the Arrangement Agreement, the Support and Voting Agreements and related matters is a summary only and does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement (including the Plan of Arrangement attached thereto) and the Support and Voting Agreements. A copy of the Arrangement Agreement and the forms of the Support and Voting Agreements have been filed on SEDAR+ under the profile of Hudbay at www.sedarplus.ca. The representations, warranties and covenants contained in the Arrangement Agreement and the Support and Voting Agreements were made only for purposes of each such agreement and as of specific dates, were solely for the benefit of the parties to the Arrangement Agreement and the Support and Voting Agreements, as applicable, may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Arrangement Agreement and the Support and Voting Agreements, as applicable, instead of establishing these matters as facts and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors and securityholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Hudbay or ASCU or any of their subsidiaries or affiliates.

ITEM 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7 Omitted Information

None.

ITEM 8 Executive Officer

For further information, please contact:

Candace Brûle
Senior Vice President, Capital Markets and Corporate Affairs
(416) 362-8181
investor.relations@hudbayminerals.com

ITEM 9 Date of Report

March 6, 2026

Forward-Looking Information

This material change report contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relate to future events or future performance and reflect Hudbay's expectations or beliefs regarding future events. Forward-looking statements in this material change report include, but are not limited to: statements with respect to the consummation and timing of the Arrangement; approval by ASCU securityholders; the mailing of the Circular; the satisfaction of closing conditions, including receipt of customary Court, regulatory and other consents and approvals; the delisting of the ASCU Shares on the TSX and the application of ASCU to cease to be a reporting issuer; the timing of the ASCU Meeting; and the completion of the Arrangement. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking information is based on management of Hudbay's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on such management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Such factors, among other things, include: the risk that the Arrangement will not be approved by the ASCU securityholders; the failure to, in a timely manner, or at all, obtain the required Court and regulatory approvals for the Arrangement; the failure of the parties to otherwise satisfy the requisite conditions to complete the Arrangement; the possibility that the Arrangement Agreement may be terminated by one or both Hudbay and ASCU; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of copper or certain other commodities; change in national and local governments, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); discrepancies between actual and estimated metallurgical recoveries; inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and Indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and the risks that are described under the heading "Risk Factors" in the most recent annual information form for the year ended December 31, 2024 of Hudbay and the management's discussion and analysis for the three and twelve months ended December 31, 2025 and December 31, 2024 for Hudbay, which are available under Hudbay's profile on SEDAR+ at www.sedarplus.ca.

Hudbay does not undertake any obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on the information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.